UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reverse Split

On May 1, 2025, Sol-Gel Technologies Ltd. (the “Company”) announced that it will effect a reverse share split (the “Reverse Split”) of the Company’s ordinary shares, par value NIS 0.1 per share, (the “Ordinary Shares”), at the ratio of 1-for-10. As a result of the Reverse Split, every ten (10) Ordinary Shares shall be consolidated into one (1) Ordinary Share. The Ordinary Shares will continue to trade on the Nasdaq Capital Market under the existing symbol “SLGL” and will begin trading on a split-adjusted basis when the market opens on May 5, 2025. The new CUSIP numbers for the Ordinary Shares following the Reverse Split will be M8694L 137.

The Reverse Split was approved by the Company’s shareholders at the Company’s Special Meeting of Shareholders held on April 1, 2025, to be effected at the board of directors’ discretion within approved parameters, and the board of directors has approved the 1-for-10 ratio. In conjunction with the Reverse Split, the Company will also adjust the authorized share capital under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), from 50,000,000 to 5,000,000 and adjust the par value from 0.1 NIS per share to 1.0 NIS per share.

The Reverse Split will adjust the number of issued and outstanding Ordinary Shares of the Company from approximately 27,857,620 Ordinary Shares to approximately 2,785,762 Ordinary Shares (subject to any further adjustments based on the treatment of fractional shares). In accordance with the Company’s Articles, no fractional Ordinary Shares will be issued as a result of the Reverse Split and all fractional Ordinary Shares shall be rounded to the nearest whole Ordinary Share. Proportional adjustments also will be made to Ordinary Shares underlying outstanding options and warrants (with a reciprocal increase in the per share exercise price), restricted shares, restricted share units, and to the number of Ordinary Shares issued and issuable under the Company’s share incentive plans and certain existing agreements.

On May 1, 2025, the Company issued a press release announcing the Reverse Split, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-223915 and 333-270477), Form F-3 (Registration No 333-264190) and Form F-1 (File No. 333-270478), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated May 1, 2025.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 5, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer